

April 13, 2016

Overview of Canyon



- Canyon Capital Advisors LLC ("**Canyon**") was founded in 1990 by Joshua S. Friedman and Mitchell R. Julis, both of whom have been intimately involved in the stressed/distressed markets since the early 1980's.

    - Canyon has over 200 investment professionals and offices in Los Angeles, New York, London, Shanghai and Tokyo.

- Canyon invests across the corporate capital structure, primarily in US and European companies, often leveraging our experience to provide financing to entities that may not have access to traditional capital.

- Canyon has significant expertise in structured finance space, including RMBS, CDO/CLO, municipals, aircraft securitization and other niches, including wrapped securities.

- Substantial experience with distressed financials, including liquidations and recapitalizations.

Canyon is a global alternative asset manager with over $20 billion in AUM

Why Ambac Needs a New Board Member



- The Board of Directors (the "Board") of Ambac Financial Group, Inc. ("Ambac" or the "Company") oversaw a 42% decline in Ambac's stock price in 2015, underperforming its peers.

- Despite this poor performance, the Board awarded Nader Tavakoli, the President and CEO of Ambac, what we believe to be an egregious pay package that allows him to earn approximately $40 million (subject to the satisfaction of certain performance goals and further vesting in 2019 and 2020) even if he only restores Ambac's stock price to the level it was when he became interim CEO.

- Following extensive criticism from Canyon and its announced intent to nominate three independent directors to the Board, on March 28, 2016, Ambac announced a plan to replace two of Ambac's directors with nominees approved by certain stockholders.

- However, only one of those directors was affirmatively proposed by the stockholders. The other was proposed by Ambac.

- While the new directors are a welcome addition, we believe Ambac would benefit by having a second stockholder-proposed independent director replace Ambac's Chairman of the Board, Jeffrey S. Stein.

  - Mr. Stein has been a strong supporter of Mr. Tavakoli and his policies and has presided over the Board during the significant decline in Ambac's stock since Mr. Tavakoli initially was appointed as Ambac's President and CEO on an interim basis in early 2015.

Why Ambac Needs a New Board Member



- Given the above, Canyon believes that its independent director nominee, Mr. Frederick Arnold, will bring a more open-minded approach to the assessment of Mr. Tavakoli's policies and tenure than Mr. Stein.

- The resulting Board will be more balanced, with three new directors that have been approved by stockholders (of which two were stockholder proposed) and three directors appointed in prior periods.

- In addition, Canyon believes that Mr. Arnold has more relevant experience than Mr. Stein, particularly in successfully guiding companies through restructurings and in dealing with structured products of the sort to which Ambac is exposed, which will augment the Board's ability to drive Ambac's strategy and make critical decisions in the best interests of its stockholders.

Ambac's Poor Performance



- Management touts $25 of operating earnings per share in 2015.

- The market knows better: Ambac shares declined from $24.50 to $14.09 (42%) during the same period.

- We believe the Company's earnings were primarily due to changes in future loss assumptions related to mortgage securities, litigation estimates and the early refinancing of municipal bonds.

Composition of Operating Earnings	($ millions)	Per Share
Investment Income	266	
Controllable Revenue	**266**	
OpEx	(103)	
Interest Expense	(117)	
Controllable Expenses	**(219)**	
Less: Taxes	(17)	
Controllable Net Income	**30**	**$0.65**
Less: Full Economic Interest Expense	(110)	
Actual Net Income	*(80)*	*($1.75)*
Premiums Earned	313	$6.79
Losses and LAE	769	$16.71
Revenue from Assumptions and Run-off	**1,081**	**$23.50**
Other	54	
Reported Operating Earnings	**$1,165**	**$25.32**

- Excluding these assumptions, **Ambac lost approximately $1.75 per share in 2015**.

The Right Strategy



- Ambac is in liquidation, and we believe is holding over $2 billion of excess capital, which grows monthly as insured bond exposure rolls off and non cash assets are realized.

- Mr. Arnold can work with Ambac's management and Board on a plan to:
  - Deploy capital for liability management, such as commutations and buybacks.
  - Pursue operational improvements.
  - Maximize the value of existing balance sheet assets.
  - Maximize capital return to stockholders.

Summary of Realizable Value



- We believe Mr. Arnold can help Ambac pursue a strategy that will maximize **return of capital to stockholders as quickly as possible**.

  - We believe Ambac's realizable value if properly managed can reach as much as $40 per share[1].

  - We believe Mr. Arnold will work expeditiously to **return the maximum amount of capital available to stockholders**, consistent with his independent judgment and exercise of his fiduciary duties to the Company's stockholders.

  - Mr. Arnold has a track record of success and would leverage his industry experience to help correct the Company's course.



[1] As of April 11, 2016

Deploying Excess Capital



- Strategies for deploying excess capital should include:
  - Commutation of current and future loss exposures (large exposures below):
    - Student Loans (NCSLT 2007s) in Segregated Account.
    - Ultimate pay RMBS in Segregated Account.
    - Local Insight Media in General Account.
    - Puerto Rico in General Account.
    - Ballantyne in Ambac UK.
  - Claim buybacks in the open market or through public tender.
  - If unable to buyback or tender at a discount, ultimately a pay down of claims.
- Current claims held by third parties generated $4 per share annually in interest expense. As such, delay in claim remediation costs stockholders real value.

Claim Pay Downs Have Been Good for Stockholders



- Ambac stockholders profited when claims were paid down and lost money in 2015 when they were not.

Period	Policy Claims Paid Down	Stock Performance
2012 – 2013 (initial 25% paydown)	**$1.1 billion**	**+22%[1]**
2014 (27% paydown)	**$1.6 billion**	**0%**
2015 (no paydown)	**$0 billion**	**-42%**

[1] from May 2013 initial listing through year end
Source: Ambac 10-Ks.

Additional Objectives



- In addition to liability management, we believe the right strategy should include:

  - Expense savings through operational improvement, which we believe could save **stockholders approximately $1 per share, annually**.

  - Value maximization of existing assets, including litigation recoveries, on both a present value and nominal basis.

- We believe the above will result in a **faster** return of capital, and potentially **$10 to $20 more per share** over time.

Ambac's Amorphous Plans



- Instead of returning capital to stockholders, Ambac has announced a variety of amorphous plans to invest in:

  - ## Home Repair Business – Leveraging Ambac Resources
    - "We also initiated a new program we recently introduced which highlights leverage of our existing resources. This October we introduced a pilot program to invest in residential real estate owned properties within Ambac insured transactions. The main component of the value creation of this project will be the result of **making repairs to the REO properties in order to bring them up to neighborhood standards**. Upon completion of necessary repairs, the properties will either be immediately resold or resold at a future date **after being rented for a period of time**. . . This program will be rolled out gradually in order to validate our internal investment thesis.**" –** *Mr. Tavakoli, 3Q15 Earnings Call*

  - ## Asset Management Business Acquisition
    - "[W]e're giving substantial thought to **deploying our capital strategically in asset management businesses**" – *Mr. Tavakoli, 4Q15 Earnings Call*

- The Board should not entertain any of these **preposterous** ideas without consulting major stockholders.

- In light of the deterioration of Ambac Assurance Corporation's guaranteed portfolio and resulting Insurance Commissioner oversight, Ambac's management and KPMG concluded in Ambac's 2015 10K that there is "substantial doubt about Ambac's ability to continue as a going concern".

No Urgency in Deploying Excess Capital



- Management has touted its $635mm of insured securities buybacks in 2015, but its actions have been reactive and subscale.

  - Canyon prodded management for years to take these steps.

  - With what we believe is over $2 billion of excess capital available to the Company, the Company's current buyback rate is clearly insufficient.

  - Ambac paid in excess of 90¢ for many of these claims, and it could have paid less had it bought at a more opportunistic time.

- Unfortunately, the opportunity to buy back more claims in the market is limited for multiple reasons.

  - Regulatory approval requirements.

  - Level of market liquidity.

- However, far more can be done in this regard than Ambac is doing.

No Value Creating Commutations in 2015



- Due to natural run off of insured exposures and improvement in credit over time, surplus notes have continued to increase in price and will continue to appreciate as credit heals.

- With all of the market turmoil generally and in Ambac claim prices specifically, management should have opportunistically deployed capital in the third quarter of 2015.

- Mr. Tavakoli **did not take advantage** of the volatility in pricing, and even suffered from "inactivity in the third quarter" (4Q Press Release).

- In his February 11, 2016 earnings release, Mr. Tavakoli said one of his "highest priorities has been and remains the reduction of [the] insured portfolio, especially [the] distressed exposures". However, during 2015 **very little risky exposure was commuted.**



No Value Creating Commutations in 2015



- **Delayed Commutations**: Ambac finally began commuting risky student loan exposures in <u>February 2016</u>, following Canyon's continued urging and after the price of its claims reached a near six month high.

- **Failed Exchange**: The transaction Ambac proposed in July 2015 was a lose/lose for all stockholders and claimholders alike.

  - In the transaction, current claims would have received a 25% cash paydown and a 75% exchange into a new junior security issued at a 5% discount to par with a 7% coupon.

  - Stockholders over time would have paid more interest expense.

  - Segregated Account policies would have received 100% of future claims, thereby reducing incentive and ability to commute potentially over $2 billion of future claims, harming stockholders.

  - Management would have trapped capital to invest in amorphous initiatives.

No Basis for Other Accomplishments Management Touts



- **Eurotunnel Commutation** – On the 4Q15 investor call, Mr. Tavakoli touted Ambac's success in liability management, including a commutation of the Eurotunnel exposure.

  - However, Eurotunnel was a very low risk exposure and the issuer itself "sought the removal of Ambac and FGIC as guarantors...[which was] rendered possible by the high degree of predictability of the Group's financial results" (*Eurotunnel press release 12/28/2015*).

  - So Ambac was effectively paid to go away.

- **Student Loan Commutations** – On that same call, Mr. Tavakoli highlighted the $399mm reduction in National Collegiate Student Loan Trust exposure.

  - $382mm of this $399mm exposure was rated B- or better by S&P.

  - The remaining $17mm of this $399mm was the result of natural bond amortization.



No Basis for Other Accomplishments Management Touts

- **<u>Puerto Rico Commutation</u>** – On the 3Q15 investor call, Mr. Tavakoli highlighted that "working with the [Puerto Rico] HTA we expect that $228.5 million net par…are expected to be canceled at no cost to Ambac".
  - In reality, however, Puerto Rico repurchased the associated instruments 4 years earlier.
- **<u>Putback Litigation</u>** – Ambac settled its claims against JP Morgan at ~59%, well below the level at which its monoline peers settled[1]:
  - AGO / BofA: 85% (2011)
  - AGO / Flagstar: 118% (2013)
  - MBIA / Flagstar: 67% (2013)
  - Syncora / JPM: 66 – 86% (2014)

1) Source: Odeon Capital Group

Increasing Expenses under Mr. Tavakoli



- In 2015, as Ambac's exposures continued to run-off primarily due to municipal refinancings, the Company's **expenses** actually **grew**.

  - MBIA, which had a comparable exposure runoff, cut expenses by 28%.

- This does not take into account Mr. Tavakoli's growing compensation, which could be 10%+ of the entire compensation budget and cause 2016 expenses to increase further.

Monoline	2015 Change in Exposure Reduction	2015 Change in Operating Expenses
MBIA	26% Lower	28% Lower
Ambac	25% Lower	**1% HIGHER!**

Source: Ambac 4Q2015 Operating Supplement; MBIA 4Q2015 Operating Supplement

Yet the CEO Publicly Promotes His Cost Cutting



- Although Mr. Tavakoli touts his cost-cutting, the reality is the opposite. The Company claims:
  - It "started to **implement the business line restructuring**, which includes a head count reduction at the firm." (2Q15)
  - "Annual savings of about $5 million are anticipated from staffing actions. **We expect the majority of these expense savings to begin to be realized in the 4th quarter**." (2Q15)

- **BUT** total Q4 operating expenses actually increased and **total 2015 operating expenses increased** 1% versus 2014.



Source: Ambac Operating Supplements.

Management Compensation



- Despite the dismal stock performance, the Board awarded Mr. Tavakoli an additional cash bonus for 2015.

- Inexplicably, the Board awarded Mr. Tavakoli packages which could earn approximately $40 million even if he only restores Ambac's stock price to the level it was when he became interim CEO, creating no net stockholder value[1].

- For the year 2016, **Mr. Tavakoli's target and max compensation would equal at least 11% and 18% of Ambac's total compensation expense**, respectively.

- Mr. Tavakoli's target pay is **3.4x that of his predecessor**, whose compensation he helped determine.

- Unlike his predecessor, **Mr. Tavakoli is not prohibited from working part time**.

- Ambac announced that the compensation was within market norms, but provides no factual basis; **Mr. Tavakoli's unsubstantiated claims are a consistent pattern**.

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1) Subject to the satisfaction of certain performance goals and further vesting in 2019 and 2020.

Policyholder Claims and Purported Conflicts



- In an attempt to distract stockholders from the real issues, Ambac's management claims Canyon is conflicted as a policyholder.

- **But Canyon owns almost 5% of Ambac's stock**; its policy interests only add to its large stake in the Company.

- Ambac's accusation implies that an investor with a greater stake in a company somehow has less interest in its proper management: **that makes no sense**.

- If all claims were paid down at 82¢, where surplus notes currently trade, Canyon's equity book value would increase by approximately $30mm.

- In fact, **policy claims are aligned with equity.**

- Based on expected future losses and recoveries, the regulator overseeing the rehabilitation under the Wisconsin Insurers Rehabilitation and Liquidation Act concluded claims will be paid at par plus accrued interest.

- But policy claims are accruing substantial interest – at 5.1% – and are required to be paid down before equity gets any return of capital.

Policyholder Claims and Purported Conflicts



- Properly calculated, Ambac's investment portfolio returned only 2.78% in Q3, substantially below the level of interest accruing on its claims.[1]

  - Returns would be lower if cash were included, and may be lower going forward due to the recent buildup of cash.

- By not remediating Ambac's $3.5bn of claims, $2 per share of value is permanently lost **every year**.[2]

- Stockholders lose if Ambac does not remediate its claims and exit Rehabilitation.

- Ambac claims Canyon is just seeking to get its claims paid down, but Canyon does not own much of what it has advocated Ambac commute (student loans, Ballantyne, ultimate pay RMBS, Local Insight Media, Puerto Rico).

[1] 3Q2015 Operating Supplement p. 13, table titled "Income Analysis by Type of Security". Excludes the notional yield on Ambac's own policies, and includes short-term investments.

[2] Calculated (on a per share basis) as (x) the difference in interest accrued on policy claims (5.1%) and the investment portfolio return (2.78%) multiplied by (y) $3.5 billion in claims.

The Real Conflict is Between Stockholders & Entrenched Management



- Ambac hasn't written any material new business since 2008 and the majority of the legacy municipal bond exposure will be callable and refinancable by the end of 2017.

- Management and the Board have a clear conflict in that as policies continue to run-off, so does their time at the helm.

- They have suggested distracting new business lines that will only further **enrich and entrench management** and continue to harm stockholders.

- Instead of proposing amorphous plans to deploy capital, management should focus on liquidating and returning capital.

  - Deferring distributions of capital only enriches and insulates management and the Board by unnecessarily prolonging their tenures.

- The recent agitation by other stockholders that resulted in two new Board members being appointed reflects that other stockholders, not just Canyon, are concerned about the Company's current trajectory.

Ambac's Other Unsubstantiated Claims



- **CNBC Interview**: on January 14, 2016, Mr. Tavakoli said "we're not aware of any shareholders calling for my ouster".[1]

  - Ambac's own proxy states that on December 17, 2015, Canyon "sent a letter to Ambac's Board, in which Canyon, among other things, questioned Mr. Tavakoli's leadership and qualifications to be CEO, recommended that the Board engage with its largest shareholders, including Canyon, regarding potential candidates for the permanent CEO position".

- **Relationship with a Stockholder**: in a March 14, 2016 letter from Ambac to Canyon, Ambac denied an accusation that Mr. Tavakoli had been a former stockholder of a company led by an investor who called in to Ambac's 3rd Quarter Earnings call supporting Mr. Tavakoli.

  - Mr. Tavakoli's 13-F filings from his hedge fund, Eagle Rock, from May 2005 to May 2007 prove otherwise.

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1) http://www.cnbc.com/2016/01/14/ambac-ceo-fires-back-over-puerto-rico-strain.html

Ambac's Other Unsubstantiated Claims



- **Accusations of Greenmail**: in a press release on April 11, 2016, Ambac claimed that Canyon had engaged in attempted Greenmail because a broker purportedly offered to sell Canyon's publicly disclosed RMBS to Ambac.

    - Canyon never directed anyone to approach Ambac with a proposal, much less at the 17% premium that Ambac claims; as Ambac's own press release notes, Canyon's CUSIPs are public and any broker could reference them.

    - In fact, a broker approached Canyon indicating that *Ambac* was interested in buying back all of Canyon's positions and Canyon refused to engage.

Stockholders Deserve Better



- Stockholders deserve a Board that will be honest about earnings and value creation and not reward the performance problems highlighted above.

- Mr. Arnold has a **track record of returning capital to stockholders** and **maximizing enterprise value of financial companies**, as detailed in his biography, which follows.

- In addition to supporting the election of Mr. Arnold, Canyon believes stockholders should vote against management's second proposal, i.e., approval of the compensation of the Company's named executive officers, given what Canyon believes to be Mr. Tavakoli's excessive compensation as described above.

Fred Arnold – Relevant Experience



- Accomplished leader of financial services companies with over 30 years of experience. Particular expertise in highly complex and troubled situations typically entailing change, operational improvement and governance enhancement.

- **Member of the post-emergence board of directors of Lehman Brothers Holdings Inc.** Since Lehman's emergence from bankruptcy, the board has been engaged in the restructuring and liquidation of the largest ever bankruptcy estate – an enterprise far larger and more complex than Ambac.

- Among other activities, the board of Lehman Brothers Holdings Inc. has been intimately involved in liquidating and resolving hundreds of billions of assets and claims, negotiating and settling complex legacy exposures, pursuing and settling litigation including mortgage representations & warranties.

- **Currently Chief Financial Officer and a member of the Executive Committee of ConvergEx Group, LLC**, an agency-focused global brokerage and trading related services provider, which he joined in 2015.

Important Information



CANYON CAPITAL ADVISORS LLC, THE CANYON VALUE REALIZATION MASTER FUND, L.P., MITCHELL R. JULIS AND JOSHUA S. FRIEDMAN (COLLECTIVELY, "CANYON") AND FREDERICK ARNOLD (COLLECTIVELY WITH CANYON, THE "PARTICIPANTS") HAVE FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND INTEND TO FILE A DEFINITIVE PROXY STATEMENT, ALONG WITH AN ACCOMPANYING GOLD PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' POTENTIAL SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AMBAC FINANCIAL GROUP, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2016 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE FOREGOING PROXY MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS ARE CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CANYON WITH THE SEC ON APRIL 8, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.

Any assumptions, assessments, estimates, projections or the like (collectively, "Statements") regarding future events or which are forward-looking in nature constitute only subjective views, outlooks or estimations, are based upon Canyon's current expectations or beliefs, are subject to change due to a variety of factors, including fluctuating market conditions and economic factors, and involve inherent risks and uncertainties, many of which cannot be predicted or quantified and are beyond Canyon's control. Actual results could differ materially from those set forth in, contemplated by, or underlying these Statements. In light of these risks and uncertainties, there can be no assurance and no representation or warranty is given that these Statements are now or will prove to be accurate or complete in any way in the future.

Canyon has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

AUM presented herein refers to assets under management by Canyon and its affiliated entities.